Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GOLD ROYALTY CORP.

1830-1030 West Georgia Street

Vancouver, British Columbia V6E 2Y3

2.	Date of Material Change:

The material change described in this report occurred on August 15, 2022.

3.	News Release:

On August 15, 2022, Gold Royalty Corp. (the “Company”) issued a news release (the “News Release”) through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4.	Summary of Material Change:

On August 15, 2022, the Company established an “at-the market” equity program (the “ATM Program”) that will allow the Company to issue up to US$50 million of common shares (the “ATM Shares”) from treasury to the public from time to time.

5.	Full Description of Material Change:

On August 15, 2022, the Company established the ATM Program that will allow the Company to issue up to US$50 million of ATM Shares from treasury to the public from time to time. Such sales will be made pursuant to an equity distribution agreement (the “Distribution Agreement”) among the Company and a syndicate of agents led by BMO Nesbitt Burns Inc., and including BMO Capital Markets Corp., H.C. Wainwright & Co. LLC, Haywood Securities Inc., Laurentian Bank Securities, Inc., Laurentian Capital (USA) Inc., Raymond James Ltd. and Raymond James & Associates, Inc. (collectively, the “Agents”).

Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the Offered Shares sold under the ATM Program reaches the aggregate amount of US$50 million; or (b) September 1, 2023. The volume and timing of distributions under the ATM Program, if any, will be determined at the Company’s sole discretion, subject to applicable regulatory limitations. Any sales of ATM Shares will be made by the Agents through the facilities of the NYSE American LLC, or any other marketplace on which the common shares of Gold Royalty are listed, quoted or otherwise traded, at the prevailing market prices.

The ATM Program became effective upon the filing of a prospectus supplement to the Company’s short form base shelf prospectus dated July 15, 2022, and U.S. registration statement on Form F-3 filed on June 13, 2022, as amended on July 6, 2022, filed with the securities commissions in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission.

The Company intends to use the net proceeds, if any, from the ATM Program to implement its growth and acquisition strategy, including the direct and indirect acquisition of additional royalties, streams and similar interests, and for working capital.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man

Chief Financial Officer

Telephone: (604) 396-3066

9.	Date of Report:

August 18, 2022.